UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mannatech, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

563771203

(CUSIP Number)

Dayton Judd

Sudbury Capital Fund, LP

136 Oak Trail

Coppell, TX 75019

972-304-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 563771203	13G	Page 2 of 10

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Dayton Judd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA
	(5)	Sole Voting Power 2,500
NUMBER OF SHARES BENEFICIALLY	(6)	Shared Voting Power 139,840 (1)
OWNED BY EACH REPORTING	(7)	Sole Dispositive Power 2,500
PERSON WITH	(8)	Shared Dispositive Power 139,840 (1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 142,340
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.4% (2)
(12)	Type of Reporting Person (See Instructions) Individual (IN)

(1)

Includes (i) 393 shares of Common Stock held indirectly by Mr. Judd through his spouse; and (ii) 139,447 shares of Common Stock held by Sudbury Capital Fund, LP. The general partner of Sudbury Capital Fund, LP is Sudbury Capital GP, LP, of which Sudbury Holdings, LLC is the general partner. The sole member of Sudbury Holdings, LLC is Mr. Judd. Mr. Judd may therefore be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP pursuant to Section 13d-3 of the Act.

(2)	Based on 1,921,761 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2021.

CUSIP NO. 563771203	13G	Page 3 of 10

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
	(5)	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY	(6)	Shared Voting Power 139,447
OWNED BY EACH REPORTING	(7)	Sole Dispositive Power 0
PERSON WITH	(8)	Shared Dispositive Power 139,447
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 139,447
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.3% (1)
(12)	Type of Reporting Person (See Instructions) Partnership (PN)

(1)	Based on 1,921,761 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2021.

CUSIP NO. 563771203	13G	Page 4 of 10

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Texas
	(5)	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY	(6)	Shared Voting Power 139,447 (1)
OWNED BY EACH REPORTING	(7)	Sole Dispositive Power 0
PERSON WITH	(8)	Shared Dispositive Power 139,447 (1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 139,447
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.3% (2)
(12)	Type of Reporting Person (See Instructions) Parent Holding Company/Control Person (HC)

(1)

Includes 139,447 shares of Common Stock held by Sudbury Capital Fund, LP. Because Sudbury Holdings, LLC is the indirect general partner of Sudbury Capital Fund, LP, Sudbury Holdings, LLC may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(2)	Based on 1,921,761 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2021.

CUSIP NO. 563771203	13G	Page 5 of 10

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Fund GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Texas
	(5)	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY	(6)	Shared Voting Power 139,447 (1)
OWNED BY EACH REPORTING	(7)	Sole Dispositive Power 0
PERSON WITH	(8)	Shared Dispositive Power 139,447 (1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 139,447
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.3% (2)
(12)	Type of Reporting Person (See Instructions) Partnership (PN)

(1)

Includes 139,447 shares of Common Stock held by Sudbury Capital Fund, LP. Because Sudbury Capital GP, LP is the general partner of Sudbury Capital Fund, LP, Sudbury Capital GP, LP may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(2)	Based on 1,921,761 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2021.

CUSIP NO. 563771203	13G	Page 6 of 10

(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Texas
	(5)	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY	(6)	Shared Voting Power 139,447 (1)
OWNED BY EACH REPORTING	(7)	Sole Dispositive Power 0
PERSON WITH	(8)	Shared Dispositive Power 139,447 (1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 139,447
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.3% (2)
(12)	Type of Reporting Person (See Instructions) Investment Advisor (IA)

(1)

Includes 139,447 shares of Common Stock held by Sudbury Capital Fund, LP. Because Sudbury Capital Management, LLC is the Investment Adviser of Sudbury Capital Fund, LP, Sudbury Capital Management, LLC, may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(2)	Based on 1,921,761 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2021.

Item 1.	(a)	Name of Issuer
The name of the issuer is Mannatech, Incorporated (herein referred to as “Issuer”).
	(b)	Address of Issuers Principal Executive Offices
The principal executive offices of the Issuer are located at 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028.
Item 2.	(a)	Name of Person Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of Sudbury Capital Fund, LP, a Delaware limited partnership; Sudbury Holdings, LLC, a Texas limited liability company; Sudbury Capital Management, LLC, a Texas limited liability company; Sudbury Capital GP, LP, a Texas limited partnership; and Dayton Judd, the Reporting Persons. The Reporting Persons are filing this statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a group.

	(b)	Address of the Principal Office or, if none, residence
The address of the business office of Sudbury Capital Fund, LP, Sudbury Holdings, LLC, Sudbury Capital Management, LLC, Sudbury Capital GP, LP and Dayton Judd is 136 Oak Trail, Coppell, TX 75019.
	(c)	Citizenship
Mr. Judd is a citizen of the United States of America.
	(d)	Title of Class of Securities
The Schedule 13G statement relates to common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number
The CUSIP number for the Common Stock is 563771203.

Item 3.		Filing pursuant to 240.13d-1(c)
This Schedule 13G statement is not being filed pursuant to Rule 13d-1(b), Rule 13d-1(d), Rule 13d-2(b) or Rule 13d-2(d).

Item 4. Ownership

Dayton Judd:

Mr. Judd is the sole member of Sudbury Holdings, LLC. Sudbury Holdings, LLC is the general partner of Sudbury Capital GP, LP, which is the general partner of Sudbury Capital Fund, LP. Sudbury Capital Fund, LP is the beneficial owner of 139,447 shares of Common Stock reported on this Amendment No. 3 to Schedule 13G. Mr. Judd may therefore be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP pursuant to Section 13d-3 of the Act. In addition, Mr. Judd and his spouse hold 2,893 shares of Common Stock directly through individual retirement accounts.

(a)	Amount beneficially owned:		142,340
(b)	Percent of class:		7.4%
(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the votes:	2,500
	(ii)	Shared power to vote or to direct the vote:	139,840
	(iii)	Sole power to dispose or to direct the disposition of:	2,500
	(iv)	Shared power to dispose or to direct the disposition of:	139,840

Sudbury Capital Fund, LP:

(a)	Amount beneficially owned:		139,447
(b)	Percent of class:		7.3%
(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the votes:	0
	(ii)	Shared power to vote or to direct the vote:	139,447
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	139,447

Sudbury Holdings, LLC:

Because Sudbury Holdings, LLC is the indirect general partner of Sudbury Capital Fund, LP, Sudbury Holdings, LLC may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(a)	Amount beneficially owned:		139,447
(b)	Percent of class:		7.3%
(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the votes:	0
	(ii)	Shared power to vote or to direct the vote:	139,447
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	139,447

Sudbury Capital GP, LP:

Because Sudbury Capital GP, LP is the general partner of Sudbury Capital Fund, LP, Sudbury Capital GP, LP may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(a)	Amount beneficially owned:		139,447
(b)	Percent of class:		7.3%
(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the votes:	0
	(ii)	Shared power to vote or to direct the vote:	139,447
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	139,447

Sudbury Capital Management, LLC:

Because Sudbury Capital Management, LLC is the Investment Adviser of Sudbury Capital Fund, LP, Sudbury Capital Management, LLC, may, pursuant to Section 13d-3 of the Act, be deemed to be the beneficial owner of the shares of Common Stock held by Sudbury Capital Fund, LP.

(a)	Amount beneficially owned:		139,447
(b)	Percent of class:		7.3%
(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the votes:	0
	(ii)	Shared power to vote or to direct the vote:	139,447
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	139,447

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2022	By:	/s/ Dayton Judd Name: Dayton Judd

Date: January 4, 2022	Sudbury Capital Fund, LP
	By:	/s/ Dayton Judd
Name: Dayton Judd
Title: Member of the General Partner of the General Partner of Sudbury Capital Fund, LP

Date: January 4, 2022	Sudbury Holdings, LLC
	By:	/s/ Dayton Judd
Name: Dayton Judd
Title: Sole Member

Date: January 4, 2022	Sudbury Capital GP, LP
	By:	/s/ Dayton Judd
Name: Dayton Judd
Title: Member of the General Partner of Sudbury Capital GP, LP

Date: January 4, 2022	Sudbury Capital Management, LLC
	By:	/s/ Dayton Judd
Name: Dayton Judd
Title: Managing Member